April 3, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Jessica Livingston, Staff Attorney

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Bancorp, Inc.
Registration Statement on Form S-3 filed on March 26, 2019
File No. 333-230500

Dear Ms. Livingston:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Horizon Bancorp, Inc. (the “Registrant”) hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. (EST) on Thursday, April 4, 2019, or as soon as practicable thereafter.

Please contact David P. Hooper, Esq. of Barnes & Thornburg LLP at (317) 231-7333 with any questions you may have regarding this request. In addition, please notify Mr. Hooper by telephone when this request for acceleration has been granted.

Sincerely,

/s/ Mark E. Secor

Mark E. Secor

Executive Vice President,

Chief Financial Officer

cc:	Craig M. Dwight
Curt W. Hidde, Esq.
David P. Hooper, Esq.

515 Franklin Street • Michigan City, IN 46360 • (219) 874-0211 • toll-free 888-873-2640 • www.horizonbank.com